SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 18 December 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of
Ireland
("Bank of
Ireland
"
 or the "Bank"
)

Following announcement
on 30 November 2009 by Bank of Ireland that
 its
Court of D
irec
tors (the "Court") would be recommending to
 stockholders that they approve the Bank's
participation in the National Asset Management Agency (NAMA), the Bank announces that a Circular
,
 containing a Notice convening an Extraordinary General Court (EGC)
,
 has been published and has been posted to Stockholders today
,
 18 December 2009.

The Circular and Notice of the EGC are available today on the Bank's website
www.Bankofireland.com/investor
.

The EGC is to be held on 12 January 2010 at 11.00am at the O'Reilly Hall, UCD, Belfield,
Dublin
 4
,
Ireland
.

The purpo
se of the EGC is to consider and
,
 if thought fit, pass four Resolutions. The first Resolution will be proposed as a Special Resolution and concerns the approval required to enable Bank of Ireland make application to
participate in the NAMA programme.

The second, third and fourth Resolutions, which will also be proposed as Special Resolutions, are not related to NAMA
,
 and
seek approval for amendments to the Bank's Bye-laws
 and consequential authorisation
.

Copies of the Circular and Notice of the EGC have been submitted to the Irish Stock Exchange and UK Listing Authority and will be available shortly for inspection at:

Companies Announcements Office
The Irish Stock Exchange
28 Anglesea Street
Dublin
 2

And

Document Viewing Facility
UK
 Listing Authority
Financial Services Authority
25 The North Colonnade
Canary

Wharf
London
 E14 5HS

Contact Details:
Helen Nolan, Group Secretary
Tel: +353 1 6043400

Geraldine Deighan, Head of Group Investor Relations

Tel: +353 1 6043501

Dan Loughrey, Head of Group Corporate Communications

Tel: +353 1 6043833

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 18 December 2009